UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil"), in the manner and for the purposes of Article 157, paragraph 4, of Law 6,404/76, as amended, and pursuant to Comissão de Valores Mobiliários (“CVM”) Instruction No. 358/12, as amended, hereby informs the public that was approved on this date by the Board of Directors, pursuant to article 17, item XV of the Bylaws and the CVM Instruction No. 567/15, a Share Buyback Program (“Program”) for the acquisition of shares issued by the Company for subsequent cancellation, sale or holding in treasury, as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the allocation of capital.

(ii) Resources: the buybacks will be made through the use of the capital reserve balance constant in the latest balance sheet published on March 31, 2017 (R$ 1.8 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

iii) Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to December 8, 2018, and the acquisitions shall be made in Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, observing the legal limits.

(iv) Number of Shares to be acquired: up to a maximum of 870,781 common shares and 41,510,761 preferred shares.

(v) Number of Outstanding Shares: 31,609,446 common shares and 415,111,003 preferred shares; considering the 2,290,164 common shares and 339 preferred shares in treasury; and excluding shares held by controlling shareholders, by persons related to them, and by administrators, under Article 8, section I, § 3 of ICVM 567.

(vi) Intermediary Financial Institutions: the operation will be performed through Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1450 / 7th floor - São Paulo/SP.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Information about the Program for the Buyback of Shares Issues by the Company, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and additional documents are available to shareholders at the Company's headquarters, on the Company's website (http://www.telefonica.com.br/ir), as well as on Comissão de Valores Mobiliários (“CVM”) and BM&FBOVESPA S.A. websites.

São Paulo, June 9, 2017.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 09, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director